December 7, 2009

Kathryn McHale, Esq.

Attorney Advisor

U.S. Securities and Exchange Commission

Washington, D.C.  20549

This letter is submitted in connection with your letter to H. Anthony Gartshore, President and Chief Executive Officer of First Regional Bancorp, dated October 29, 2009, which includes certain additional comments to the Annual Report on Form 10-K of First Regional Bancorp for the fiscal year ended December 31, 2009.  Per our letter of November 20, 2009, we had previously expected to respond to the Staff’s comments by today, December 7, 2009.  While the company has substantially completed its response letter to the Staff’s comments, management has not yet completed its full internal review of the response, including with the company’s independent accountants.  Accordingly, if acceptable to the Staff, we would like to request an additional five business days, or until December 14, 2009, to provide the Staff with our response to the Staff’s comments.

Please advise if this will not be acceptable.  Otherwise, we will plan to submit our response no later than December 14, 2009.  Please feel free to contact me at (310) 552-1776 if you have any questions regarding this request.  Thank you.

Very truly yours,

Steven J. Sweeney

General Counsel